Exhibit 99.1 Press release

WiLAN Announces Election of Directors

OTTAWA, Canada – May 14, 2015 – WiLAN (TSX:WIN) (NASDAQ:WILN) today announced that all of management’s nominees listed in its April 13, 2015 management proxy circular were elected as directors of the Company at WiLAN’s May 13, 2015 annual shareholders’ meeting (the “Annual Meeting”).  The detailed results of the vote for the election of directors held at the Annual Meeting are set out below.

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
Roxanne Anderson	46,221,086	92.30	3,854,253	7.70
Robert S. Bramson	45,938,565	91.74	4,136,774	8.26
Dr. Michel Tewfik Fattouche	47,104,567	94.07	2,970,772	5.93
John Kendall Gillberry	45,583,533	91.03	4,491,806	8.97
Ron Laurie	46,165,719	92.19	3,909,620	7.81
W. Paul McCarten	45,565,039	90.99	4,510,300	9.01
Richard J. Shorkey	45,598,048	91.06	4,477,291	8.94
James Douglas Skippen	45,441,921	90.75	4,633,418	9.25

WiLAN also confirmed that shareholders approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditors and the Purchase Plan Resolution.

About WiLAN

WiLAN is one of the most successful patent licensing companies in the world and helps companies unlock the value of intellectual property by managing and licensing their patent portfolios.  The Company operates in a variety of markets including automotive, digital television, Internet, medical, semiconductor and wireless communication technologies.  WiLAN’s wholly-owned subsidiary, WiLAN Labs, develops and commercializes innovative solutions to the challenges facing next generation communication networks.  Founded in 1992, WiLAN is listed on the TSX and NASDAQ and is included in the S&P/TSX Dividend and Dividend Aristocrats Indexes.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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PRESS RELEASE

For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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